NEWS RELEASE                                                                NRT

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CONTACT: Mark Panus, Director of Corporate Communications   NRT INCORPORATED
TEL: (973) 240-5041                                         339 JEFFERSON ROAD
MOBILE: (973) 727-0982                                      PARSIPPANY, NJ 07054
E-MAIL: mark.panus@nrtinc.com                               www.nrtinc.com

                       NRT Completes Tender Offer for
                        The DeWolfe Companies, Inc.

BOSTON, Mass. (September 12, 2002) -- NRT Incorporated, a subsidiary of Cendant Corporation (NYSE: CD), announced today the successful completion of the cash tender offer by its subsidiary, Timber Acquisition Corporation, at $19.00 per share, for all outstanding shares of common stock of The DeWolfe Companies, Inc. (AMEX: DWL). The tender offer expired at midnight on Wednesday, September 11, 2002.

NRT has been advised by Mellon Investor Services LLC, the depositary for the tender offer, that as of the expiration of the tender offer a total of 5,658,279 shares, representing approximately 98.6 percent of DeWolfe's issued and outstanding shares had been validly tendered and not withdrawn. All validly tendered shares have been accepted for purchase and payment in accordance with the terms of the offer.

Following the closing of the tender offer, NRT intends to merge DeWolfe into its subsidiary, and all shares of DeWolfe's common stock not purchased in the tender offer will be converted into the right to receive $19.00 per share in cash, without interest. This will complete NRT's acquisition of DeWolfe for a net purchase price of approximately $149 million.

Following the closing of the merger, DeWolfe's operations will join together with NRT-owned Coldwell Banker Hunneman to create a combined organization that will operate as Coldwell Banker Residential Brokerage, the largest real estate and home services organization in New England.

With more than 5,400 sales associates and employees in over 160 office locations, the company will serve real estate consumers throughout New England. On a combined basis, DeWolfe and Coldwell Banker Hunneman accounted for $13.9 billion in closed sales volume and over 44,000 closed transaction sides(1) in 2001.

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(1)  A transaction side is defined as either the purchasing or the selling portion of a real estate sales transaction. (e.g., If a company represents the home buyer and the seller, it is credited with two closed transaction sides.)


About NRT
NRT Incorporated, a subsidiary of Cendant Corporation (NYSE: CD), is the nation's largest residential real estate brokerage company. NRT has more than 950 offices and 50,000 sales associates operating in 26 of the nation's largest metropolitan markets. In 2001, NRT posted a real estate industry record of $117 billion in closed sales volume.

About Cendant
Cendant Corporation (NYSE: CD) is primarily a provider of travel and residential real estate services. With approximately 70,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries. More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at www.Cendant.com or by calling 877-4INFO-CD (877-446-3623).

This press release contains "forward-looking statements" within the meaning of federal securities law, including statements concerning business strategies and their intended results and similar statements concerning anticipated future events and expectations that are not historical facts. The forward-looking statements in this press release are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein.

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Media Contacts:
Mark Panus, NRT Incorporated, (973) 240-5041 or mark.panus@nrtinc.com
Jennifer Reese, Edelman Worldwide, (323) 202-1061 or jennifer.reese@edelman.com

Investor Relations Contacts:
Sam Levenson, Cendant Corporation, (212) 413-1834 or sam.levenson@cendant.com Henry A. Diamond, Cendant Corporation, (212) 413-1920 or henry.diamond@cendant.com
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